UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of April, 2007
Cameco Corporation
(Commission file No. 1-14228)
2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐      Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index
SIGNATURE
Notice of Meeting
Management Proxy Circular
Proxy
2007 Business Review
2006 Annual Financial Review

Exhibit Index

Exhibit No.	Description	Page No.

99.1	Notice of Meeting

99.2	Management Proxy Circular

99.3	Proxy

99.4	2007 Business Review

99.5	2006 Annual Financial Review
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 9, 2007	Cameco Corporation
By:

“Gary M.S. Chad"

Gary M.S. Chad, Q.C.
Senior Vice-President, Governance,
Legal and Regulatory Affairs, and
Corporate Secretary